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06004886

AB 3/17/06

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXES AMERICA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2009
(No. and Street)

NEW YORK, NY 10170
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 28 2006 WASH., D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YOSHINORI TAKAHASHI (212) 922-1795
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET SUITE 920, NEW YORK, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/1/04

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, YOSHINORI TAKAHASHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXES AMERICA, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP & CEO

Title

Notary Public

JOAN E. FISCHER
NOTARY PUBLIC, State of New York
No. 01FI4973446, Suffolk County
Commission expires November ??, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXES AMERICA, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2005

Contents

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Report of Independent Auditor's

To the Members
Axes America, LLC

We have audited the accompanying statement of financial condition of Axes America, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Axes America, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson & Corrado, LLP

New York, New York
January 19, 2006

AXES AMERICA, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets		
Cash and cash equivalents	$	246,462
Investments, at market		44,716
Fees receivable		9,121
Furniture and fixtures		51,918
Less accumulated depreciation		(48,210)
Other assets		12,905
Total assets	$	316,912
Liabilities and capital		
Accounts payable and accrued expenses	$	19,470
Total liabilities		19,470
Capital		
Members' capital		297,442
Total liabilities and capital	$	316,912

See accompanying notes.

AXES AMERICA, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues		
Investment advisory fees	$	324,000
Private placement fees		36,802
Realized loss on investments		(1,502)
Unrealized gain on investments		46,836
Total income		406,136
Expenses		
General and administrative		302,216
Professional fees		15,025
Advisory fees		41,000
Total expenses		358,241
Income from operations		47,895
Other		
Interest and dividend income		4,995
Net income	$	52,890

See accompanying notes.

AXES AMERICA, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

Members' Capital at January 1, 2005	$	244,552
Net income		52,890
Members' Capital at December 31, 2005	$	297,442

See accompanying notes.

AXES AMERICA, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flow from operating activities		
Net income	$	52,890
Adjustment to reconcile net income to net cash provided by operations:		
Depreciation		7,417
Realized loss on investments		1,502
Unrealized gain on investments		(46,836)
Changes in operating assets and liabilities:		
Decrease in fees receivable		121
Increase in other assets		(267)
Decrease in accounts payable and accrued expenses		(2,257)
Net cash provided by operating activities		12,570
Cash flow from investing activities		
Purchase of investments		(18,000)
Proceeds from sale of investments		41,298
Net cash provided by investing activities		23,298
Increase in cash and cash equivalents		35,868
Cash and cash equivalents - beginning of the year		210,594
Cash and cash equivalents - end of the year	$	246,462

See accompanying notes.

I. GENERAL INFORMATION

Axes America, LLC (the "Company") was formed in the state of Delaware on February 14, 1997. The Company will continue indefinitely unless it is earlier terminated in accordance with the Limited Liability Company Agreement by a majority of the common interest of the members or pursuant to the Delaware Limited Liability Company Act. Effective May 28, 1998 (commencement of operations), the Company obtained registration as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended.

The Company acts as an introducing broker for securities transactions initiated by an affiliated entity. All transactions for its customers are cleared through and carried by a member of the National Association of Securities Dealers, Inc. and of major national securities exchanges on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition.

During the year ended December 31, 2005, the Company exercised its warrant to purchase 1,200 shares of The Nasdaq Market, Inc. (NASD) stock at $15 per share. On June 28, 2005, the Company also received an additional warrant to purchase 1,200 shares of NASD stock at $18 per share. This warrant will expire on June 27, 2006. In addition, during the year the Company sold 2,000 shares of NASD stock.

Investments consist of the warrant and shares of common stock in NASD, and 250 shares of class A Series 7 preferred stock in China Online, Inc.

The Company also provides general investment research and advisory services to affiliated entities for fixed monthly fees. In addition, the Company provides certain private placement and product development services to affiliated and non-affiliated entities. Fees for such services are either a fixed amount, or based upon a percentage of the assets involved in the transaction.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Certain investment research and advisory fees are received quarterly in advance and recognized as earned on a pro rata monthly basis. Private placement fees are recognized as earned upon the completion of the related services.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets
Items capitalized as fixed assets are recorded at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets: equipment, three years, and furniture and fixtures, seven years. At December 31, 2005, accumulated depreciation equals $48,210.

Income Taxes
The Company does not record a provision for income taxes because the individual members report their share of the Company's income or loss on their personal income tax returns.

Accounts Receivable
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
The fair market value of financial instruments recognized in the statement of financial condition is based on quoted market values.

III. MEMBER ALLOCATIONS AND DISTRIBUTIONS

Net income is allocated to the members' capital accounts in proportion to each members' respective ownership interest in the Company.

Cash distributions may be made at the discretion of the Company's elected managers. During 2005, there were no distributions to its members.

IV. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $256,424, which was $156,424 in excess of the required minimum capital of $100,000 and its ratio of aggregate indebtedness to net capital was .08 to 1.

V. RELATED PARTY TRANSACTIONS

Under the terms of the Limited Liability Company Agreement, managers may receive compensation for services rendered. During 2005, managers received $12,000 of compensation expense for such services.

All investment advisory fees earned during the year ended December 31, 2005, were from offshore affiliated entities which are owned by the members of the Company.

VI. COMMITMENTS

Rent expense for the year ended December 31, 2005, is approximately $36,686.

Future minimum obligations under non-cancelable operating leases at December 31, 2005, are as follows:

2006	25,875

VI. CONCENTRATIONS

During the year ended December 31, 2005, substantially all of the revenue earned was from an affiliated company.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

*****

AXES AMERICA, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTNESS UNDER SEC RULE 15c3-1
DECEMBER 31, 2005

Computation of net capital		
Total members' capital from statement of financial condition	$	297,442
Deductions:		
Non-allowable assets:		
Investment – not readily marketable		2,500
Fixed assets, net		3,708
Other assets		22,026
Net capital before haircuts	$	269,208
Haircuts on securities	$	10,610
Undue concentration		2,174
Net capital	$	256,424
Aggregate indebtedness		
Total liabilities from statement of financial condition	$	19,470
Computation of basic net capital requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,299
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	156,424
Percentage of aggregate indebtedness to net capital		8%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2005.

AXES AMERICA, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMNENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Members
Axes America, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Axes America, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of internal controls to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the condition noted herein, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson & Corrado, LLP

New York, New York
January 19, 2006